July 29, 2005

By Facsimile and U.S. Mail

Jiang Fang
Chairman, Chief Executive Officer
and President
Red Horse Entertainment Corporation
11828 La Grange Avenue
Los Angeles, California 90025

	Re:	Red Horse Entertainment Corporation
		Schedule 14F-1
		Filed July 25, 2005

Dear Mr. Fang:

	We have the following comments on the above-referenced filing:

General
1. It appears that the change in directors occurred before you filed
the Schedule 14F-1. The schedule should have been filed not less than 10 days prior to the date the new directors took office. In this regard, advise us of the basis for your belief that you have satisfied the requirements of Rule 14f-1.
2. On the first page you provide a heading in bold letters that states "Directors, Executive Officers, and Nominees Compliance with
Section 16(a) of the Exchange Act"; however, there is no
disclosure
associated with this heading. Please revise to disclose the information required by Item 405 of Regulation S-K.
3. Revise to provide the disclosure required by Item 7 of Schedule
14A, to the extent you have not done so.   For example, revise the
section disclosing the background of the officers and directors to provide describe the business of the named corporations and the nature of the individual`s business experience. See Item 401(c) of
Regulation S-K. Also disclose the information required with respect to your standing audit, compensation or nominating committee, or provide the required disclosure in the event these committees do not exist. In addition, revise to provide the information required by
Item 7(h) with respect to security holder communications.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      *  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
      Special Counsel
      Office of Mergers and Acquisitions
??

??

??

??

Jiang Fang
July 29, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE